Exhibit 1.1

AMENDMENT NO. 10 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 10 TO CREDIT AGREEMENT is made and executed effective as of April 1, 2024 (the “Amendment No. 10 Effective Date”), by and between Twin Disc, Incorporated, a Wisconsin corporation (“Borrower”), and BMO Bank N.A. (f/k/a BMO Harris Bank N.A.), a national banking association (“Bank”).

In consideration of the mutual covenants, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

ARTICLE I

DEFINITIONS

When used herein, the following terms shall have the following meanings specified:

1.1	“Amendment” shall mean this Amendment No. 10 to Credit Agreement.

1.2	“Credit Agreement” shall mean the Credit Agreement, dated as of June 29, 2018, by and between Borrower and Bank, as amended.

1.3	Other Capitalized Terms. All capitalized terms used in this Amendment and not specifically defined herein shall have the definitions assigned to such terms in the Credit Agreement.

ARTICLE II

AMENDMENTS

2.1	Amendments. The Credit Agreement is hereby amended as follows:

2.1.1	Section 1.1 – Definition of Acquisition. The definition of “Acquisition” in Section 1.1 of the Credit Agreement is hereby amended and restated as follows:

“Acquisition” and “Acquisitions” means, each and collectively, (a) the acquisition by Twin Disc NL Holdings, B.V., a Subsidiary of Borrower, of all of the outstanding share capital of Veth Propulsion Holding, B.V. from Het Komt Vast Goed, B.V. (the “Veth Acquisition”), and (b) the acquisition by TD Finland Holding Oy, a Subsidiary of Borrower, of all of the issued and registered shares of Katsa Oy from Timo Salli and Jouko Salli (the “Katsa Acquisition”), each pursuant to the applicable Purchase Documents.

2.1.2	Section 1.1 – Definition of Applicable Margin. The definition of “Applicable Margin” in Section 1.1 of the Credit Agreement is hereby amended and restated as follows:

“Applicable Margin” means, with respect to Loans, Reimbursement Obligations, and the commitment/facility fees and letter of credit fees payable under Section 2.11, until the first Pricing Date, the rates per annum shown opposite Level IV below, and thereafter from one Pricing Date to the next the Applicable Margin means the rates per annum determined in accordance with the following schedule:

Level	Total Funded Debt/EBITDA Ratio for Such Pricing Date	Applicable Margin for (i) Revolving Loans and (ii) Letter of Credit Fee shall be:	Applicable Margin for Term Loans shall be:	Applicable Margin for Commitment/Facility Fee shall be:
I	Greater than or equal to 3.25 to 1.00	3.50%	3.625%	0.30%
II	Less than 3.25 to 1.00, but greater than or equal to 2.50 to 1.00	3.00%	3.125%	0.25%
III	Less than 2.50 to 1.00, but greater than or equal to 1.50 to 1.00	2.50%	2.625%	0.20%
IV	Less than 1.50 to 1.00	2.00%	2.125%	0.15%

For purposes hereof, the term “Pricing Date” means, for any fiscal quarter of Borrower ending on or after March 31, 2024, the date on which Bank is in receipt of Borrower’s most recent financial statements (and, in the case of the year-end financial statements, audit report) for the fiscal quarter then ended, pursuant to Section 6.5. The Applicable Margin shall be established based on the Total Funded Debt/EBITDA Ratio for the most recently completed fiscal quarter and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date. If Borrower has not delivered its financial statements by the date such financial statements (and, in the case of the year-end financial statements, audit report) are required to be delivered under Section 6.5, until such financial statements and audit report are delivered, the Applicable Margin shall be the highest Applicable Margin (i.e., Level I shall apply). If Borrower subsequently delivers such financial statements before the next Pricing Date, the Applicable Margin established by such late delivered financial statements shall take effect from the date of delivery until the next Pricing Date. In all other circumstances, the Applicable Margin established by such financial statements shall be in effect from the Pricing Date that occurs immediately after the end of the fiscal quarter covered by such financial statements until the next Pricing Date. Each determination of the Applicable Margin made by Bank in accordance with the foregoing shall be conclusive and binding on Borrower absent manifest error. Notwithstanding the foregoing, Bank may, in its discretion, increase the Applicable Margin on any type of Loan by two percent (2%) per annum during the existence of an Event of Default.

2.1.3	Section 1.1 – Definition of Borrowing Base. The definition of “Borrowing Base” in Section 1.1 of the Credit Agreement is hereby amended and restated as follows:

“Borrowing Base” means, as of any time it is to be determined, the sum of:

(a)	85% of the then outstanding unpaid amount of Eligible Receivables; plus

(b)	the lesser of:

(i)    (A) $35,000,000 for each fiscal month ending on or prior to June 30, 2025, and (B) $32,500,000 for each fiscal month ending thereafter, and

(ii)    (A) 60% of the value (computed at the lower of market or cost using the last-in/first-out method of inventory valuation applied in accordance with GAAP) of Eligible Inventory for each fiscal month ending on or prior to December 31, 2024, (B) 55% of the value (computed at the lower of market or cost using the last-in/first-out method of inventory valuation applied in accordance with GAAP) of Eligible Inventory for each fiscal month ending on or prior to June 30, 2025, and (C) 50% of the value (computed at the lower of market or cost using the last-in/first-out method of inventory valuation applied in accordance with GAAP) of Eligible Inventory for each fiscal month ending thereafter;

provided that (i) Bank shall have the right upon five (5) Business Days’ notice to Borrower to reduce the advance rates against Eligible Receivables and Eligible Inventory in its reasonable discretion based on results from any field audit or appraisal of the Collateral and (ii) the Borrowing Base shall be computed only as against and on so much of such Collateral as is included on the Borrowing Base Certificates furnished from time to time by Borrower pursuant to this Agreement and, if required by Bank pursuant to any of the terms hereof or any Collateral Document, as verified by such other evidence reasonably required to be furnished to Bank pursuant hereto or pursuant to any such Collateral Document.

2.1.4         Section 1.1 – Definition of EBITDA. The definition of “EBITDA” in Section 1.1 of the Credit Agreement is hereby amended and restated as follows:

“EBITDA” means, with reference to any period for any Person, Net Income of such Person for such period plus all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) federal, state, and local income taxes for such period, (c) depreciation of fixed assets and amortization of intangible assets for such period, (d) restructuring charges for such period, (e) impairment charges for such period, (f) non-cash stock compensation for such period, (g) fair market value work-in-process adjustments for such period, (h) extraordinary gain related to the sale of the facility in Nivelles, Belgium, (i) non-cash write down of boat management system inventory, (j) any loss or gain on sale of assets in the ordinary course of business and non-recurring and extraordinary expenses and income, (k) pro-forma EBITDA related to the Katsa Acquisition will be permitted in the sole discretion of Bank, and (l) one-time, non-recurring reasonable and documented non-capitalized transaction expenses and closing fees related to the Katsa Acquisition, as reviewed and reasonably approved by Bank, incurred during such period (provided, that such transaction expenses included under this clause (l) shall not exceed $600,000 in the aggregate).

2.1.5         Section 1.1 – Definition of Purchase Documents. The definition of “Purchase Documents” in Section 1.1 of the Credit Agreement is hereby amended and restated as follows:

“Purchase Documents” means, collectively, (a) that certain Share Purchase Agreement dated as of June 12, 2018, by and between Twin Disc NL Holdings, B.V., a Subsidiary of Borrower, and Het Komt Vast Goed, B.V. (the “Veth Purchase Agreement”), (b) that certain Sale and Purchase Agreement, dated as of March 5, 2024, by and among TD Finland Holding Oy, a Subsidiary of Borrower, and Timo Salli and Jouko Salli (the “Katsa Purchase Agreement”), and (c) the Parent Company Guarantee, dated as of March 5, 2024, by Borrower to and in favor of Timo Salli and Jouko Salli, to guarantee the payment of the Purchase Price under the Katsa Purchase Agreement (the “Parent Guarantee”), together with all of the respective agreements, documents and material closing certificates executed and delivered in connection therewith.

2.1.6         Section 1.1 – Definition of Revolving Credit Commitment. The definition of “Revolving Credit Commitment” in Section 1.1 of the Credit Agreement is hereby amended and restated as follows:

“Revolving Credit Commitment” means the obligation of Bank to make Revolving Loans and to issue Letters of Credit hereunder in an aggregate principal or face amount at any one time outstanding not to exceed $45,000,000 (inclusive of the Euro Sublimit and L/C Sublimit).

2.1.7         Section 1.1 – Definition of Revolving Credit Termination Date. The definition of “Revolving Credit Termination Date” in Section 1.1 of the Credit Agreement is hereby amended and restated as follows:

“Revolving Credit Termination Date” means April 1, 2027, or such earlier date on which the Revolving Credit Commitment is terminated in whole pursuant to Section 2.13, Section 8.2 or Section 8.3.

2.1.8         Section 1.1 – Definition of Term Loan Termination Date. The definition of “Term Loan Termination Date” in Section 1.1 of the Credit Agreement is hereby amended and restated as follows:

“Term Loan Termination Date” means April 1, 2027, or such earlier date on which the Term Loan Commitment is terminated in whole pursuant to Section 8.2 or 8.3.

2.1.9         Section 6.11 – Use of Proceeds. Section 6.11 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Section 6.11         Use of Proceeds; Margin Stock; Bank Accounts. Borrower shall use (i) the Revolving Loans extended under this Agreement solely to pay for a portion of the consideration payable in connection with the Katsa Acquisition (including reasonable costs and expenses related thereto), for Capital Expenditures, for its general working capital purposes, to refinance existing Indebtedness for Borrowed Money and for such other general corporate purposes as are consistent with all applicable laws, and (ii) the Term Loan extended under this Agreement solely to pay for a portion of the total consideration paid in connection with the Veth Acquisition (including reasonable costs and expenses related thereto). Neither Borrower nor any Subsidiary will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock or in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System), and no part of the proceeds of any Loan or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock. Borrower shall at all times maintain all of its deposit and operating accounts of any kind with the Bank or its Affiliates.”

2.1.10         Section 7.1(d) – Borrowings and Guaranties. Section 7.1(d) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(d)         (i) the Parent Guarantee in connection with the Katsa Acquisition, and (ii) the Guaranties of any Loan Party in respect of Indebtedness for Borrowed Money otherwise permitted hereunder; provided, that any Guaranty permitted hereunder that is subordinated to the Obligations shall be subordinated to the Obligations on substantially the same terms as such Subordinated Indebtedness;”

2.1.11         Section 7.3(j) – Investments, Acquisitions, Loans and Advances. Section 7.3(j) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(j)         investments arising in connection with the Acquisitions or with any other acquisition permitted by this Section 7.3;”

2.1.12         Section 7.6(d) – Restricted Payments. Section 7.6(d) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(d)         Borrower shall be permitted to make other Restricted Payments provided in Borrower’s financial forecasts from time to time in the form of cash dividends, distributions, purchases, redemptions or other acquisitions of or with respect to shares of its common stock or other common equity interests in an aggregate amount in any fiscal year of Borrower not to exceed $5,000,000.”

2.1.13         Section 7.12 – Financial Covenants. Section 7.12 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Section 7.12         Financial Covenants.

(a)         Total Funded Debt/EBITDA Ratio. As of the last day of each fiscal quarter of Borrower, beginning March 29, 2024, Borrower shall not permit the Total Funded Debt/EBITDA Ratio to be greater than 3.50 to 1.00 for such fiscal quarter.

(b)         Tangible Net Worth. Borrower shall at all times, beginning June 28, 2024, maintain Tangible Net Worth of Borrower and its Subsidiaries determined on a consolidated basis in an amount not less than (i) $100,000,000 plus (ii) 50% of Net Income for each fiscal year of Borrower ending on June 30, 2023 and thereafter for which such Net Income is a positive amount (i.e., there shall be no reduction to the minimum amount of Tangible Net Worth required to be maintained hereunder for any fiscal year of Borrower in which Net Income is less than zero).

(c)         Minimum Fixed Charge Coverage Ratio. Borrower shall not permit the Fixed Charge Coverage Ratio calculated on a trailing 12-month basis as of the last day of each calendar quarter, commencing with the trailing 12-month period ending on December 31, 2023, to be less than 1.10 to 1.00.”

2.2         Miscellaneous Amendments. The Credit Agreement, the Loan Documents and all other agreements and instruments executed and delivered heretofore or hereafter pursuant to the Credit Agreement are amended hereby so that any reference therein to the Credit Agreement shall be deemed to be a reference to such agreements and instruments as amended by or pursuant to this Amendment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

The Borrower hereby represents and warrants to the Bank that:

3.1         Credit Agreement. All of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on the date of this Amendment. No Default or Event of Default under the Credit Agreement has occurred and is continuing as of the date of this Amendment.

3.2         Authorization; Enforceability. The making, execution and delivery of this Amendment and performance of and compliance with the terms of the Credit Agreement has been duly authorized by all necessary corporate action by the Borrower. This Amendment is the valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium and similar laws of general application affecting creditors' rights, and except as enforcement may be limited by general equitable principles.

3.3         Absence of Conflicting Obligations. The making, execution and delivery of this Amendment and performance of and compliance with the terms of the Credit Agreement, as amended, do not violate any presently existing provision of law or the articles or certificate of incorporation or bylaws of the Borrower or any agreement to which the Borrower is a party or by which it or any of its assets is bound.

ARTICLE IV

MISCELLANEOUS

4.1         Continuance of Credit Agreement. Except as specifically amended by this Amendment, the Credit Agreement shall remain in full force and effect.

4.2         Survival. All agreements, representations and warranties made in this Amendment or in any documents delivered pursuant to this Amendment shall survive the execution of this Amendment and the delivery of any such document.

4.3         Governing Law. This Amendment shall be governed by, and construed and interpreted in accordance with, the laws of the State of Wisconsin applicable to agreements made and wholly performed within such state.

4.4         Counterparts; Headings. This Amendment may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same agreement. Article and section headings in this Amendment are inserted for convenience of reference only and shall not constitute a part hereof.

4.5         Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Amendment in such jurisdiction or affecting the validity or enforceability of any provision in any other jurisdiction.

4.6         Conditions. The effectiveness of this Amendment is subject to the Bank having received, on or before the Amendment No. 10 Effective Date, each of the following, in form and substance satisfactory to the Bank and its counsel:

(i)	This Amendment. This Amendment, duly executed by Borrower and Bank;

(ii)	The Revolving Note. The Fourth Amended and Restated Revolving Note, duly executed by Borrower, in the principal amount of $45,000,000.

(iii)

Secretary’s Certificate and Board Resolutions. On or before the Amendment No. 10 Effective Date, Borrower shall deliver, or cause to be delivered, to the Bank a certificate of the secretary of the Borrower certifying: (A) the adoption and continuing effect of resolutions of the Board of Directors of the Borrower authorizing the execution and delivery of this Agreement and the documents to be executed and delivered in connection with this Agreement; (B) that, except as attached to such certificate, the Articles of Incorporation of the Borrower have not been amended since the date of the last delivery of such Articles of Incorporation to Bank on or about June 29, 2018; and (C) that, except as attached to such certificate, the Bylaws of the Borrower have not been amended since the date of the last delivery of such Bylaws to Bank on or about January 27, 2021.

(iv)	Upfront Fee. Borrower shall pay to Bank a fee in an amount equal to $42,500.

(v)	Additional Documents. Borrower shall deliver or cause to be delivered to the Bank all other documents that the Bank may request.

(vi)	Representations and Warranties. The representations and warranties set forth in the Agreement shall be true and correct as though made on and as of the Amendment No. 10 Effective Date.

(vii)	No Default. There shall be no Default or Event of Default continuing.

(viii)

No Material Adverse Change. There shall be no material adverse change in the business operations, assets or financial or other condition of Borrower since the delivery of the last financial statements required under the Loan Documents.

4.7         Course of Dealing. The Borrower acknowledges that neither previous waivers, extensions, and amendments granted to the Borrower by the Bank nor the amendments granted herein create any course of dealing or expectation with respect to any further waivers, extensions, or amendments and further acknowledges that the Bank has no obligation whatsoever to grant any additional waivers, extensions, amendments, or forbearance.

4.8         No Defenses. The Borrower acknowledges it has no defenses, rights of setoff, or rights of recoupment to the enforceability or payment of any of its obligations under the Credit Agreement as amended hereby.

4.9         Expenses and Attorneys’ Fees. The Borrower shall pay reasonable fees and expenses (including attorney’s fees) incurred by the Bank in connection with the preparation, execution, and delivery of this Amendment.

[SIGNATURES ON NEXT PAGE FOLLOWING]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first written above.

“Borrower”

TWIN DISC, INCORPORATED

By:	/s/ Jeffrey S. Knutson
Name: Jeffrey S. Knutson
Title: Vice President – Finance and Chief Financial Officer

“Bank”

BMO BANK N.A.

By:	/s/ Jonathan Hassler
Name: Jonathan Hassler
Title: Vice President

Signature Page to Amendment No. 10 to Credit Agreement